ENCOMPASS FUND

Opportunities. Not Boundaries.

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Welcome to the Encompass Fund. The Fund's focus on global resource companies exploring for and producing commodities like uranium, rare earth elements, copper, gold and silver helped launch the Fund to the top of Morningstar's charts once again in 2010. For 2010, the Fund had a return of 60%, and was Morningstar's #1 International Fund (of 3,362 funds), and #1 World Stock Fund (of 843 funds). It ranked #2 in performance out of all 15,724 funds tracked for 2010. For 2009, the fund gained 137% and was the #1 World Stock Fund (of 722 funds), and #5 of the approximately 16,000 funds tracked by Morningstar. The Fund is a "go-anywhere" fund, investing globally and in companies of all market cap sizes, from micro-cap to large-cap. The Fund has emphasized commodity and health care companies since the Fund's inception in June, 2006.

Historical Performance of Encompass Fund for the Period Ended 9/30/11:

	1 Year	3 Years	5 Years	Annualized Since Inception (6/30/06)
Encompass Fund	3.70%	18.85%	2.85%	1.24%
Wilshire 5000 Index	0.58%	1.49%	-0.75%	0.11%

Current Price of Encompass Fund:

Date: 10/20/2011
Net Asset Value (NAV): $11.06
Change from Previous Close: ($0.07)

Historical Prices (click here)

Returns include change in share prices and in each case includes reinvestment of any dividends and capital gain distributions. The Wilshire 5000 Index measures the performance of all U.S. headquartered equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-463-3957. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-888-463-3957. The prospectus should be read carefully before investing.

ENCOMPASS FUND

Opportunities. Not Boundaries.

In The News

Malcolm Gissen interviewed by CNBC from Vancouver on the state of the US markets
CNBC - August 12, 2011

Malcolm Gissen interviewed by CNBC What's Driving Your Money
CNBC - July 28, 2011

Malcolm Gissen interviewed by CNBC Breaking the Cycle of Fear
CNBC - July 20, 2011

Malcolm Gissen interviewed by CNBC Market Down on Debt Worry
CNBC - July 11, 2011

Marshall Berol: Making Money In Metals
CNBC - June 20, 2011

Malcolm Gissen: The World Requires Uranium
CNBC - May, 2011

Malcolm Gissen: Countdown to the Fed
CNBC - April 26, 2011

Marshall Berol: Best of the Best
CNBC - April 21, 2011
Malcolm Gissen: China, India Key To Commodities Prices
ETF News - April 6, 2011

Malcolm Gissen: Bullish On Resource Companies
HardAssetsInvestor.com - March 30, 2011
Marshall Berol: Volatility Playbook
CNBC - March 24, 2011

Japanese Disaster Shouldn't Hurt Uranium Stocks
Financial-Planning.com - .....world will return to using their nuclear power plants and building new ones," Malcolm Gissen, co-manager of the Encompass Fund, told Financial Planning.

Israeli shekel up after central bank hikes rates
MarketWatch - There's a "reasonable chance that [the Bank of Israel] will continue to hike rates," said Malcolm Gissen, co-manager of the Encompass Fund.

Events In Japan Unlikely to Cast Long Term Shadow over Uranium Stocks
Malcolm Gissen commentary on Japan-Nuclear-Uranium Click here

Gissen & Berol Interviewed by Rukeyser
Gissen and Berol: Rukeyser.com - September 14, 2010. Click here for the interview.

Gissen Interviewed by The Street.com
Gissen on Mining Plays - July 13, 2010. Click here for the interview.

Gissen & Berol Interviewed by the The Gold Report
Gissen and Berol: Focusing on Capital Appreciation - April 21, 2010. Click here for the interview.

Gissen & Berol Interviewed by RIABiz
San Francisco RIA is knockin'em dead in mutual fund land - November 23, 2009. Click here for the interview.

Gissen & Berol Interviewed by The Street.com
Gissen and Berol: America's top mutual fund managers give their views - October 20, 2009. Click here for the interview.

Gissen & Berol Interviewed by Barron's
Gissen and Berol: 2009's Big Winners See Slimmer Pickings Ahead - October 12, 2009. Click here for the interview.

Gissen & Berol Interviewed by the The Energy Report
Gissen & Berol: Investing for the New "Long Term" - August 27, 2009. Click here for the interview.

Gissen & Berol Interviewed by the The Gold Report
Gissen and Berol: The Resource Investment Story Is Not Over - August 25, 2009. Click here for the interview.

Encompass Fund Profiled by Cliff Pletschet, Columnist for The Oakland Tribune
Investors are now feeling recuperation - August 21, 2009. Click here for the interview.

Gissen Radio Interview on WVOX
Encompass Fund Co-Manager Malcolm H. Gissen was interviewed on July 29, 2009 by a New York radio station regarding the state of the economy and how to invest for the next few years. Click here for the interview.